

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Sandra Gurrola
Vice President of Finance
Brooklyn ImmunoTherapeutics, Inc.
140 58th Street, Suite 2100
Brooklyn, New York 11220

> **Re: Brooklyn ImmunoTherapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 18, 2021**
> **File No. 333-261185**

Dear Ms. Gurrola:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at (202) 551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark L. Johnson